UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 000-19289

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:
State Auto Insurance Companies Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio 43215-3976

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the State Auto Insurance Companies Retirement Savings Plan are being filed herewith:

Financial Statements for the two years ended December 31, 2014 and 2013 and Supplemental Schedule for the year ended December 31, 2014

The following exhibits are being filed herewith:

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein

Report of Independent Registered Public Accounting Firm

People Strategy Committee
State Auto Insurance Companies Retirement Savings Plan
Columbus, Ohio

We have audited the accompanying statements of net assets available for benefits of the State Auto Insurance Companies Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Clark, Schaefer, Hackett & Co.
Columbus, Ohio
June 26, 2015

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statement of Net Assets Available for Benefits

	December 31
	2014	2013
Assets
Investments, at fair value:
Shares of registered investment companies	$210,553,233	$244,085,335
Money market	9,480,417	8,955,335
Common/collective trusts	67,553,834	15,590,130
Affiliated stock	2,022,792	2,123,911
Self-directed brokerage accounts	3,284,689	1,765,646
Total investments	292,894,965	272,520,357
Receivables:
Notes receivable from participants	4,940,247	4,977,912
Net assets reflecting investments at fair value	297,835,212	277,498,269
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	(243,925)	(234,991)
Net assets available for benefits	$297,591,287	$277,263,278

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2014	2013
Investment income:
Interest and dividends	$13,221,447	$9,389,837
Net appreciation in fair value of investments	4,643,056	39,011,567
Total investment income	17,864,503	48,401,404
Interest income on notes receivable from participants	161,098	156,995
Contributions:
Employee contributions	13,846,937	13,225,381
Participant rollovers	1,373,769	1,099,387
Employer contributions	9,744,399	8,879,836
Total contributions	24,965,105	23,204,604
Deductions:
Benefit payments	22,634,453	25,711,411
Participant loan fees	28,244	31,406
Total deductions	22,662,697	25,742,817
Net increase	20,328,009	46,020,186
Net assets available for benefits:
Beginning of year	277,263,278	231,243,092
End of year	$297,591,287	$277,263,278

See accompanying notes.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements
December 31, 2014

1. Description of the Plan

Organization

The State Auto Insurance Companies Retirement Savings Plan (the “Plan”) is a defined contribution plan which qualifies as a 401(k) plan. The Plan was adopted effective June 1, 1982, by State Automobile Mutual Insurance Company (“State Auto Mutual”) and its affiliates ("the Company") for the purpose of providing a savings plan for the benefit of its employees.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan.

General

An employee of the Company is eligible to participate in the Plan as of the first day of the pay period coincident with or after the completion of 90 days of employment with the Company provided the employee is or will attain age 21 within the first calendar year that commences after the employee’s hire date or the employee’s attainment of age 20. A participant will be automatically enrolled in the Plan upon meeting eligibility requirements.

Contributions

Each participant may contribute any whole percentage between 1% and 50% of his or her salary (“basic contribution”) up to the maximum Internal Revenue Code (the “Code”) limit. Subject to certain limitations, the Company makes safe harbor matching contributions for the first 1% of basic contributions of a participant’s salary at the rate of $1.00 for each $1.00 contributed by the participant and for basic contributions from 2% to 6% of a participant’s salary at the rate of $0.50 for each $1.00 contributed by the participant. Participants can change their rate of deferral as of any given pay date. Participants who are automatically enrolled in the Plan and who do not affirmatively elect a different contribution percentage contribute 3% of their salary with automatic increases to 4% in the first plan year following enrollment, 5% in the second plan year following enrollment and 6% in the third and subsequent plan years following enrollment. Participants may also suspend contributions at any time. Total participant contributions may not exceed 50% of a participant’s salary.

The Company also makes non-elective contributions of 5% of an eligible participant’s salary. Participants eligible for the non-elective contributions are those employees hired on or after January 1, 2010, and those participants who irrevocably elected to freeze their future benefit accruals under the State Auto Insurance Companies Employee Retirement Plan, a defined benefit pension plan, effective June 30, 2010. The percentage of the non-elective contribution is determined by the Compensation Committee of the Plan and can be changed at its discretion.

All Plan participants who are 50 and older as of the beginning of the calendar year, or who attain age 50 during the calendar year and are making the maximum Code pre-tax contribution of $17,500 for 2014 and $17,500 for 2013, may make additional “Catch-up Contributions” of up to $5,500.

Vesting

Plan participants are fully vested in employee contributions and related net earnings or losses. Plan participants are 100% vested in the safe harbor matching contributions and related earnings or losses after two years. Full vesting in non-elective contributions and related net earnings and losses occurs upon completion of three years of service. Any employee terminating prior to completing years of service requirements for vesting will forfeit the unvested portion of their account. In addition, employer matching contributions and related net earnings or losses are fully vested upon retirement at age 65, death or total and permanent disability. Any forfeiture of non-vested employer contributions and related net earnings or losses is first used to restore balances of participants who are re-employed and any remaining forfeiture reduces future employer contributions. Forfeitures of $211,237 and $392,219 were used to reduce the Company’s contributions during 2014 and 2013, respectively.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2014

Participant’s Accounts

Each participant’s account is credited with the participant’s contributions and allocations of a) the Company’s contributions and b) Plan earnings, and is charged with applicable participant loan or Qualified Domestic Relations Order (“QDRO”) processing fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Notes Receivable from Participants

Notes receivable from participants ("loans") are valued at their unpaid balance plus any accrued but unpaid interest. Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate based on the current Reuters prime rate. Principal and interest is paid ratably through bi-weekly payroll deductions.

Administrative Expenses

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of participant loan and QDRO processing fees are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Payment of Benefits

Upon termination of service, participants generally receive a lump-sum amount equal to the value of their vested account less outstanding loan balances.

Participants may semiannually withdraw from their supplemental accumulated contributions and, subject to certain conditions, participants may withdraw from their vested account based on financial hardship. Participants may withdraw the vested portion of employer matching contributions credited to their account prior to January 1, 2008, subject to certain conditions.

Plan Termination

While the Company has not expressed any intent to terminate the Plan or to discontinue contributions, it is free to do so at any time, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974. If the Plan terminates at some future date, all participants will become 100% vested in benefits earned as of the termination date.

2. Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained in conformity with U.S. generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2014

Valuation of Investments and Related Investment Income

The investments of the Plan at December 31, 2014 and 2013 consisted of shares of registered investment companies, a money market fund, common/collective trusts, shares of the State Auto Financial Corporation Common Stock Fund (“Affiliated stock”) and self-directed brokerage accounts. The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. See Note 4 for discussion on fair value measurements.

In accordance with the Plan Accounting - Defined Contribution Pension Plans Topic of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), the Plan’s common/collective trusts, which includes a fully benefit-responsive investment contract, is reported at fair value based on information reported by Fidelity Management Trust Company (the “fund trustee”), with a corresponding adjustment on the statements of net assets available for benefits to reflect the investment at contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

Investment income, including appreciation and depreciation in fair value of investments, is allocated to participant accounts daily based upon the ratio of each participant’s account to the total fund balance.

Benefit Payments

Benefit payments are recognized when paid.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Plan’s statements of net assets available for benefits.

3. Investments

The following table sets forth the investments, at fair value, which represent 5% or more of assets available for benefits at December 31, 2014 and 2013:

	December 31
	2014		2013
Investments in shares of registered investment companies:
MFS Value Fund Class R5	$24,252,627		$24,167,347
Vanguard Target RET 2020	23,438,527		—	*
Vanguard Target RET 2025	21,225,201		—	*
Vanguard Target RET 2030	19,295,027		—	*
Spartan U.S. Equity Index Fund Investor Class	15,521,208		—	*
MFS Institutional International Equity	15,329,451		—	*
Fidelity Contrafund K	—	*	51,972,401
Fidelity Freedom K 2020 Fund	—	*	15,224,033
Investment in common/collective trusts:
Fidelity Contrafund Commingled Pool	50,865,543		—
Fidelity Managed Income Portfolio	$16,688,291		$15,590,130

* Value is less than 5% of net assets available for benefits

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2014

The following table sets forth the appreciation (depreciation) in value of the Plan’s investments (including investments bought and sold, as well as held during the year) for the years ended December 31, 2014 and 2013:

	2014	2013
Realized appreciation (depreciation):
Shares of registered investment companies	$4,483,534	$6,454,012
Common/collective trusts	(3,822)	—
Self-directed brokerage accounts	29,588	19,816
Affiliated stock	(568)	74,787
Total realized appreciation	4,508,732	6,548,615

Unrealized appreciation (depreciation):
Shares of registered investment companies	(1,166,473)	31,844,843
Common/collective trusts	1,251,049	—
Self-directed brokerage accounts	(35,047)	42,899
Affiliated stock	84,795	575,210
Total unrealized appreciation	134,324	32,462,952

Total realized and unrealized appreciation	$4,643,056	$39,011,567

4. Fair Value Measurements

Below is the fair value hierarchy that categorizes into three levels the inputs to valuation techniques that are used to measure fair value:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1, and it includes valuation techniques which use prices for similar assets and liabilities.

•
Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).

Transfers between level categorizations may occur due to changes in the availability of market observable inputs. Transfers in and out of level categorizations are reported as having occurred at the beginning of the year in which the transfer occurred. There were no transfers between level categorizations during the years ended December 31, 2014 and 2013.

The following is a description of the valuation methods used for assets measured at fair value. There have been no changes in methodologies used at December 31, 2014.

•
Registered investment companies:    Registered investment companies are public investment vehicles valued using net asset value (“NAV”) provided by the administrator of the mutual fund. The NAV is an unadjusted quoted price on an active market and classified within Level 1 of the fair value hierarchy.

•	Money market: The carrying value approximates fair value and is classified within Level 1 of the fair value hierarchy.

•
Common/collective trusts: The common/collective trusts are public investment vehicles valued using the NAV provided by the fund trustee based on the value of the underlying assets owned by the trust, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within Level 2 of the fair value hierarchy. The Fidelity Managed Income Portfolio manager’s objective is preservation of capital and the fund invests primarily in fixed income, bond and money market funds. The Fidelity Contrafund Commingled Pool manager's objective is capital appreciation and the fund primarily invests in growth and value stocks. There are no unfunded commitments related to the common collective trusts and units are redeemable at NAV.

•	Affiliated stock: The fair value is based on the unadjusted closing price reported on the active market on which the security is traded and is classified within Level 1 of the fair value hierarchy.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2014

•
Self-directed brokerage accounts: The self-directed brokerage accounts are comprised primarily of common stock, government and corporate bonds, registered investment companies and interest-bearing cash. The fair value of common stock, corporate and government bonds and registered investment companies, is based on observable market price for an identical asset in an active market and is classified within Level 1 of the fair value hierarchy. The carrying value of the interest-bearing cash approximates fair value and is classified within Level 1 of the fair value hierarchy.

The following tables set forth the Plan’s investments within the fair value hierarchy at December 31, 2014 and 2013:

At December 31, 2014	Total	(Level 1)	(Level 2)	(Level 3)
Registered investment companies:
Large-cap equity investments	$51,886,673	$51,886,673	$—	$—
Mid-cap equity investments	12,730,595	12,730,595	—	—
Small-cap equity investments	5,741,430	5,741,430	—	—
International equity investments	15,791,078	15,791,078	—	—
Blended fund investments	112,052,524	112,052,524	—	—
Income bond investments	12,350,933	12,350,933	—	—
Total registered investment companies	210,553,233	210,553,233	—	—

Money market	9,480,417	9,480,417	—	—
Common/collective trusts:
Large-cap equity investment	50,865,543	—	50,865,543	—
Stable value investment	16,688,291	—	16,688,291	—
Total common/collective trusts	67,553,834	—	67,553,834	—

Affiliated stock	2,022,792	2,022,792	—	—
Self-directed brokerage accounts:
Interest-bearing cash	355,495	355,495	—	—
Common stock	1,216,407	1,216,407	—	—
Mutual funds	1,593,438	1,593,438	—	—
Corporate bonds	14,500	14,500
Other investments	104,849	104,849	—	—
Total self-directed brokerage accounts	3,284,689	3,284,689	—	—

Total investments	$292,894,965	$225,341,131	$67,553,834	$—

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2014

At December 31, 2013	Total	(Level 1)	(Level 2)	(Level 3)
Registered investment companies:
Large-cap equity investments	$98,575,652	$98,575,652	$—	$—
Mid-cap equity investments	19,423,412	19,423,412	—	—
Small-cap equity investments	5,762,212	5,762,212	—	—
International equity investments	17,575,816	17,575,816	—	—
Blended fund investments	89,818,005	89,818,005	—	—
Income bond investments	12,930,238	12,930,238	—	—
Total registered investment companies	244,085,335	244,085,335	—	—

Money market	8,955,335	8,955,335	—	—
Common/collective trust - stable value	15,590,130	—	15,590,130	—
Affiliated stock	2,123,911	2,123,911	—	—
Self-directed brokerage accounts:
Interest-bearing cash	309,929	309,929	—	—
Common stock	840,137	840,137	—	—
Mutual funds	570,471	570,471	—	—
Other investments	45,109	45,109	—	—
Total self-directed brokerage accounts	1,765,646	1,765,646	—	—

Total investments	$272,520,357	$256,930,227	$15,590,130	$—

The following tables summarize investments measured at fair value based on net asset value (NAV) per share as of December 31, 2014 and 2013, respectively:

At December 31, 2014	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fidelity Contrafund Commingled Pool	$50,865,543	n/a	Daily	Daily
Fidelity Managed Income Portfolio	$16,688,291	n/a	Daily	Daily

At December 31, 2013	Fair Value	Unfunded Commitments	Redemption Frequency (if currently eligible)	Redemption Notice Period
Fidelity Managed Income Portfolio	$15,590,130	n/a	Daily	Daily

5. Federal Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated December 18, 2012, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN
Notes to the Financial Statements (continued)
December 31, 2014

6. Reconciliation to Form 5500

The following table sets forth a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2014	2013
Net assets available for benefits per the financial statements	$297,591,287	$277,263,278
Adjustments for loans deemed distributed without post default payments	(2,531)	—
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	243,925	234,991
Net assets available for benefits per the Form 5500	$297,832,681	$277,498,269

The following table sets forth a reconciliation of the changes in net assets per the financial statements to the Form 5500 for the years ended December 31:

	2014	2013
Net increase in net assets available for benefits per the financial statements	$20,328,009	$46,020,186
Adjustments for loans deemed distributed without post default payments	(2,531)	—
Adjustments from fair value to contract value for fully benefit-responsive investment contracts:
Current year	243,925	234,991
Prior year	(234,991)	(485,427)
Net increase in net assets available for benefits per Form 5500	$20,334,412	$45,769,750

7. Transactions with Parties-In-Interest

The Plan invests in certain investments managed by Fidelity Management Trust Company, trustee of the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules. Participants may also invest in Affiliated stock.

Supplemental
Schedule

State Auto Insurance Companies Retirement Savings Plan
EIN: 57-6010814 PN: 004
Form 5500 Schedule H Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b)	(c)	(e)
	Identity of Issue	Shares	Fair Value
	Shares of Registered Investment Companies:
	MFS Value Fund Class R5	694,122	$24,252,627
	Spartan U.S. Equity Index Fund Investor Class	213,028	15,521,208
	T. Rowe Price Blue Chip Growth	180,063	12,112,838
	Baron Growth Institutional Class	94,685	6,934,765
	Spartan Extended Market Index Fund - Fidelity Advantage Class	105,035	5,795,830
	American Beacon Small Cap Value Institutional Class	229,016	5,741,430
	BlackRock MSCI ACWI ex-U.S. Index Non-Lendable Fund M	39,506	461,627
	MFS Institutional International Equity	733,116	15,329,451
	U.S. Debt Index Non-Lendable Fund M	42,631	443,827
	PIMCO Total Return Fund Institutional Class	1,116,989	11,907,106
	Vanguard Target RET Inc	61,567	794,832
	Vanguard Target RET 2010	104,743	2,756,830
	Vanguard Target RET 2015	749,537	11,460,426
	Vanguard Target RET 2020	823,560	23,438,527
	Vanguard Target RET 2025	1,284,041	21,225,200
	Vanguard Target RET 2030	664,429	19,295,027
	Vanguard Target RET 2035	749,742	13,375,391
	Vanguard Target RET 2040	303,934	9,045,076
	Vanguard Target RET 2045	360,286	6,719,342
	Vanguard Target RET 2050	111,526	3,303,391
	Vanguard Target RET 2055	19,844	634,606
	Vanguard Target RET 2060	137	3,876
			$210,553,233
	Money Market:
*	Fidelity U.S. Government Reserves Money Market	9,480,417	$9,480,417
	Investment in Common/Collective Trusts:
*	Fidelity Contrafund Commingled Pool	4,653,755	$50,865,543
*	Fidelity Managed Income Portfolio	16,444,367	16,688,291
			$67,553,834
	Affiliated Stock:
*	State Auto Financial Corporation	90,974	$2,021,446
	Stock Purchase Account (1)	—	1,346
			$2,022,792
	Self-directed Brokerage Accounts	—	$3,284,689
*	Notes Receivable from Participants (interest rate 3.25% to 6.00%)	—	$4,940,247
	Total		$297,835,212

*	Indicates a party-in-interest to the Plan.
(1)
The Stock Purchase Account consists of the Fidelity Cash Reserves, a money market fund that is used as a plan-level account in the recordkeeping of the purchases and sales of fractional shares of employer stock. Participants cannot invest their account balances in the Stock Purchase Account.

	Note: Column (d) is not applicable for participant directed investments.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

STATE AUTO INSURANCE COMPANIES RETIREMENT SAVINGS PLAN

By:	/s/ Steven E. English
Steven E. English
Chief Financial Officer

By:	/s/ James A. Yano
James A. Yano
Vice President, Secretary and General Counsel
Date: June 26, 2015

EXHIBIT INDEX

Exhibit No.	Description

1	Consent of Independent Registered Public Accounting Firm	Included herein